

06015707

COMPANY NUMBER: 236627

THE COMPANIES ACT 1985
AND
THE COMPANIES ACT 1989


SEC MAIL PROCESSING
RECEIVED
AUG 2 2006
WASH, D.C.
160
SECTION

COMPANY LIMITED BY SHARES
RESOLUTIONS
OF
KELDA GROUP PLC

Passed 25 July 2006

At the annual general meeting of the members of the above named company, duly convened and held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on 25th July 2006, the following resolutions, other than the resolutions concerning ordinary business were duly passed:

RESOLUTION 7 – ORDINARY RESOLUTION

AUTHORITY TO ALLOT SHARES

That the general and unconditional authority conferred on the directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending at the conclusion of the annual general meeting in 2007 or on 24 October 2007, whichever is the earlier; the maximum amount of relevant securities which the directors may allot during this period shall be £18,977,979; the company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and all previous authorities under Section 80 of that Act shall cease to have effect.

RESOLUTION 8 – SPECIAL RESOLUTION

ALLOTMENT OF SHARES FOR CASH

That subject to the passing of Resolution 7 above:

(a) The directors be given power pursuant to section 95 of the Companies Act 1985 (as amended) to: (i) subject to the passing of Resolution 7, allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 7 and (ii) allot equity securities for cash (as defined in Section 94(3)A of that Act) in either case as if section 89(1) of that Act did not apply to such allotment but this power shall be limited:

(A) to the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date but the directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(B) to the allotment (other than under (A) above) of equity securities having a nominal amount not exceeding in aggregate £2,849,546;

(b) this power shall expire at the conclusion of the annual general meeting in 2007 or on 24 October 2007 whichever is the earlier;

(c) all previous authorities under section 95 of that Act shall cease to have effect; and

(d) the company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

RESOLUTION 9 - SPECIAL RESOLUTION

PURCHASE OF ORDINARY SHARES

That in accordance with article 51.2 of its articles of association and the Companies Act 1985, the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985 as amended) of its ordinary shares of $15^5/_9$ pence each on such term and in such manner as the directors may determine, but

(i) the company may not purchase more than 37,566,039 ordinary shares;

(ii) the company may not pay less than $15^5/_9$ pence for each ordinary share;

(iii) the company may not pay, in respect of each ordinary share, more than the higher of an amount equal to: (a) 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List for the five business days immediately before the day on which the company agrees to buy the ordinary shares; and (b) that stipulated by Article 5(1) of the Buyback and Stabilisation Regulation 2003;

(iv) this authority will shall expire at the conclusion of the company's annual general meeting in 2007or on 24 October 2007, whichever is the earlier; and

(v) the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.



....
Company Secretary
Kelda Group plc